OMB APPROVAL OMB Number: 3235-0287 Expires: February 28, 2011 Estimated average burden hours per response………11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 1)*

The St. Joe Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

790148100
(CUSIP Number)

Bruce R. Berkowitz c/o Fairholme Capital Management, L.L.C. 4400 Biscayne Boulevard, 9th Floor Miami, FL 33137 (305) 358-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	790148100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

24,692,602

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

26,887,720

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

26,887,720

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.03%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	790148100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce R. Berkowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

24,692,602

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

26,887,720

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

26,887,720

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.03%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	790148100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Funds, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

23,136,502

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

23,136,502

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
23,136,502

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.98%

14.	TYPE OF REPORTING PERSON*

IV

CUSIP No.	790148100

Item 1.	Security and Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on October 14, 2010.

Item 2.	Identity and Background.

No material changes from the Schedule 13D filed by the Reporting Persons on October 14, 2010.

Item 3.	Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on October 14, 2010.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Subject to the Standstill Agreement described in Item 6 of the 13D filed by the Reporting Persons on October 14, 2010 (the "Standstill Agreement"), the Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors (the "Board"), other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

Subject to the Standstill Agreement, the Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

Subject to the Standstill Agreement, the Reporting Persons further reserve the right to pursue a strategic alliance with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

In addition, the Reporting Persons may enter into one or more cash-settled derivative transactions with one or more counterparties that would involve payments by or to the Reporting Persons based on changes in the market price of specified amounts of the common stock of the Issuer.  These transactions, which would be effected in a manner consistent with the Standstill Agreement, would provide the Reporting Persons with economic exposure to increases and decreases in the market price of the common stock of the Issuer that may be similar to the economic exposure of an owner of such common stock, but would not provide the Reporting Persons with the ability to vote or dispose of, or direct the voting or disposition of, any common stock.

The Reporting Persons are in discussions with various counterparties concerning cash-settled derivative facilities but have made no decision to proceed.  If the Reporting Persons proceed, they may enter into additional facilities, or amend or terminate any such facilities, at any time and from time to time.

Item 5.	Interest in Securities of the Issuer.

(a-e)  As of the date hereof, Fairholme may be deemed to be the beneficial owner of 26,887,720 Shares (29.03%) of the Issuer, the Fund may be deemed to be the beneficial owner of 23,136,502 Shares (24.98%) of the Issuer and Bruce R. Berkowitz may be deemed to be the beneficial owner of 26,887,720 Shares (29.03%) of the Issuer, based upon the 92,624,703 Shares outstanding as of October 28, 2010, according to the Issuer.

Fairholme has the sole power to vote or direct the vote of 0 Shares, the Fund has the sole power to vote or direct the vote of 0 Shares and Bruce R. Berkowitz has the sole power to vote or direct the vote of 0 Shares to which this filing relates.  Fairholme has the shared power to vote or direct the vote of 24,692,602 Shares, the Fund has the shared power to vote or direct the vote of 23,136,502 Shares and Bruce R. Berkowitz has the shared power to vote or direct the vote of 24,692,602 Shares to which this filing relates.

Fairholme has the sole power to dispose or direct the disposition of 0 Shares, the Fund has the sole power to dispose or direct the disposition of 0 Shares and Bruce R. Berkowitz has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.  Fairholme has the shared power to dispose or direct the disposition of 26,887,720 Shares, the Fund has the shared power to dispose or direct the disposition of 23,136,502 Shares and Bruce R. Berkowitz has the shared power to dispose or direct the disposition of 26,887,720 Shares to which this filing relates.

The trading dates, number of Shares purchased or sold and the price per share for all transactions in the Shares since the Schedule 13D filed by the Reporting Persons on October 14, 2010 are set forth in Exhibit B and were effected in the open market.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on October 14, 2010.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Statement

Exhibit B	A description of the transactions in the Shares that were effected by the Reporting Persons since the Schedule 13D filed by the Reporting Persons on October 14, 2010 is filed herewith as Exhibit B.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 2010
(Date)

/s/ Bruce R. Berkowitz

Fairholme Capital Management, L.L.C.

By:	/s/ Bruce R. Berkowitz

Fairholme Funds, Inc.

By:	/s/ Bruce R. Berkowitz

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

         The undersigned agree that this Schedule 13D/A dated November 8, 2010 relating to the Common Stock of The St. Joe Company shall be filed on behalf of the undersigned.

/s/ Bruce R. Berkowitz

Fairholme Capital Management, L.L.C.

By:	/s/ Bruce R. Berkowitz

Fairholme Funds, Inc.

By:	/s/ Bruce R. Berkowitz

Exhibit B

Transaction	Date	Shares	Price

Transactions in Accounts Managed by Fairholme Capital Management, L.L.C.

Sale (1)	11/4/2010	4,100	$19.99

(1)  These shares were held in an account managed by Fairholme Capital Management, L.L.C. and were sold pursuant to an investment management agreement that was terminated.  Accordingly, Fairholme Capital Management, L.L.C. and Bruce R. Berkowitz are no longer deemed to be the beneficial owners of such securities.

SK 22146 0001 1145501 v2